For Immediate Release: April 3, 2024 Attention: Business Editors VERSABANK’S 2024 ANNUAL AND SPECIAL MEETING TO BE HELD ON APRIL 17, 2024 – MEETING WILL ALSO BE LIVE STREAMED LONDON, ONTARIO/CNW/- VersaBank (the “Bank”) (TSX:VBNK; NASDAQ:VBNK) today announced its upcoming annual and special meeting of shareholders (the “Meeting”) will be held at the VersaBank Innovation Centre of Excellence, 1979 Otter Place, London, Ontario on Wednesday, April 17, 2024 at 10:30 a.m. and will also be live-streamed. The link to the Live Webcast will be available on the Bank’s website closer to the date of the event. Shareholders wishing to attend the Meeting electronically will not be able to vote at or during the Meeting and must submit their advanced proxy voting instructions to Odyssey Trust Company, by no later than 10:30 a.m. on April 15, 2024 by one of the methods described in the Management Proxy Circular (available at: www.versabank.com/investor-relations/shareholder-meetings/). About VersaBank VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to- business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain 416-519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and Twitter.